SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 333-00429

United States Steel Corporation

Savings Fund Plan for Salaried Employees

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2004	December 31, 2003
Assets		
Investments:		
At fair value	$ 527,523	$ 438,379
At contract value	386,305	410,078
	913,828	848,457
Cash - noninterest bearing	-	2,492
Receivables:		
Investment sales	1,899	-
Other - accrued income	-	702
Total assets	915,727	851,651
Liabilities		
Investment purchases	-	3,681
Other - accrued expenses	-	89
Total liabilities	-	3,770
Net assets available for benefits	$ 915,727	$ 847,881

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Additions		
Earnings on investments:		
Interest	$ 19,170	$ 18,718
Dividends	3,992	3,097
Net appreciation in fair value of investments	69,257	143,493
	92,419	165,308
Contributions:		
Received or receivable from:		
Employers	16,972	13,913
Participants (including rollovers)	70,778	127,246
Other income	94	7
Total additions	180,263	306,474
Deductions		
Benefit payments directly to participants or beneficiaries	112,248	94,787
Administrative expenses	169	155
Total deductions	112,417	94,942
Net additions	67,846	211,532
Net assets available for benefits:		
Beginning of year	847,881	636,349
End of year	$ 915,727	$ 847,881

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ***Plan description*** – The following description provides only general information of the United States Steel Corporation Savings Fund Plan for Salaried Employees which covers substantially all domestic nonunion employees of United States Steel Corporation (Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the Plan Administrator.

   a. ***Contributions*** - Eligible employees may save from 1 percent to 13 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur – $90,000 for savings in 2004 and 2003) in half percent increments on a pretax basis, an after-tax basis or a combination of both. Effective July 1, 2002, a catch-up contribution feature was included to allow employees reaching at least age 50 during the year to save an additional 1 percent to 25 percent of base salary on a pretax basis. Effective October 1, 2004, the maximum catch-up contribution rate increased to 40 percent. The amount of eligible salary is limited to $205,000 in 2004 and $200,000 in 2003, as required by the Internal Revenue Code of 1986, as amended. The eligible salary limit is subject to future indexing for inflation. Also, pretax savings as provided by section 401(k) of the Internal Revenue Code are subject to an annual limit prescribed by law of $13,000 in 2004 and $12,000 in 2003, while the annual limit on catch-up contributions is $3,000 for 2004 and $2,000 for 2003. Both the pretax savings limit and the catch-up contributions limit are scheduled to increase by $1,000 annually until 2006, when the section 401(k) pretax savings limit reaches $15,000 and the catch-up contributions limit reaches $5,000. Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after the annual pretax savings limits of $13,000 in 2004 and $12,000 in 2003 were reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among fifteen investment options (as of December 31, 2004) – Group Interest Fund, Fidelity US Bond Index Fund, Fidelity US Equity Index Pool, Legg Mason Value Trust, Morgan Stanley Mid Cap Growth Portfolio, T. Rowe Price Emerging Markets Stock Fund, Fidelity Growth and Income Portfolio, Fidelity Diversified International Fund, Fidelity Real Estate Investment Portfolio, Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, and United States Steel Corporation Common Stock Fund. Marathon Oil Corporation Common Stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional units of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such units continue to be reinvested in additional Marathon Stock Fund units. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund. Separate investment elections cannot be made with respect to pretax savings and after-tax savings. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

   b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal except that vested company contributions and a participant's after-tax monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who on the effective date of termination had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

   c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($158,887 in 2004 and $262,411 in 2003) are credited to the employing company and applied to reduce any subsequent company contributions required under the Plan. In 2004 and 2003, employer contributions were reduced by $262,411 and $30,018, respectively, from forfeited nonvested accounts.

   d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis, except as further explained in Note 3. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Only one transfer request per day can be processed for a participant.

The direct-plan transfer provisions enable employees transferred between United States Steel Corporation, Marathon Oil Corporation and Marathon Ashland Petroleum LLC to transfer their entire account balances from the tax-qualified savings or thrift plan of the former employer to the tax-qualified savings or thrift plan of the current employer.

All or part of the taxable portion of a lump-sum distribution from one of United States Steel Corporation's qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of a prior employer.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than six months nor more than 54 months during the first nine months of the year. Effective October 1, 2004, the minimum and maximum loan period was changed to twelve months and sixty months, respectively. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.50 percent at December 31, 2004 and 2003). Only prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. There is a $10 loan origination fee and a $6.25 quarterly loan maintenance fee.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants, which are reported at cost and investments in the Group Interest Fund, which are reported at contract value, which approximates market value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares received by the Plan at year end. Employer securities are valued at the price at markets close as shown on the New York Stock Exchange.

d. ***Net Appreciation/Depreciation*** – The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from employing companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2004 or 2003. In addition, advisor fees relating to the bidding of investment contracts in the Group Interest Fund are charged to the Group Interest Fund.

g. ***New Accounting pronouncement*** – Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. This statement clarified the accounting for certain investment contracts such that contracts accounted for under SFAS No. 35, SFAS No. 110 or Statement of Position (SOP) 94-4 are not subject to SFAS No. 133. As such, benefit responsive investment contracts are to be measured at contract value in accordance with SOP 94-4. As a result of the adoption of SFAS No. 149, there was no impact on the Plan's net assets available for benefits. The carrying value of the Group Interest Fund is $386.3 million and $410.1 million at December 31, 2004 and 2003, respectively.

h. ***Payment of benefits*** – Benefits are recorded when paid.

3. ***Plan amendments*** – Effective February 1, 2004, the Plan was amended to revert to share accounting for the U.S. Steel Stock Fund and the Marathon Stock Fund. Effective April 1, 2004, the Plan was amended to provide automatic enrollment in the Retirement Account for eligible employees. Effective October 1, 2004, Northern Trust Company (Northern Trust) was removed as Trustee, Hewitt Associates LLC was removed as Recordkeeper and Fidelity Management Trust Company (Fidelity) was appointed as successor Trustee and Recordkeeper. As part of the transition to Fidelity, several amendments were made including: removal of the age 21 requirement for participation; changes in the Plan's investment options (removal of 6 funds and addition of 11 funds); real-time trading of U.S. Steel and Marathon Oil stock; increase in the maximum catch-up contribution rate to 40 percent; daily availability for loans and withdrawals; mandatory distributions for terminated participants with balances of $1,000 or less; default investment options for certain transactions; and a change in loan fees.

   Effective January 1, 2003, the Plan was amended to comply with federal tax regulations relating to required minimum distributions and loans. Effective February 1, 2003, the Plan was amended to establish procedures for allocating to participant accounts demutualization proceeds received from Prudential Insurance Company of America and Principal Mutual Holding Company. Effective May 20, 2003, the Plan was amended to provide that continuous service with National Steel Corporation and its subsidiaries (National), including service earned before May 20, 2003, but not credited after the termination of National's pension plans, will be recognized as continuous service with respect to an eligible employee who (a) was an employee of National on May 19, 2003, and (b) was hired by a United States Steel Employing Company as a full-time employee between May 20, 2003 and May 19, 2004. Also effective May 20, 2003, the Plan was amended to exclude from coverage under the current program any nonunion employees who were employed under the Transition Employment Program (former National Employees). As a result of the acquisition by Hewitt Associates (Hewitt) of Northern Trust Retirement Consultants, Hewitt became the Plan's recordkeeper effective June 15, 2003. Effective July 1, 2003, nonunion employees who are hired into full-time, regular employment on or after July 1, 2003, including former National employees, will participate in a newly established defined contribution plan Retirement Account maintained under the Savings Fund Plan in lieu of their participation in the United States Steel defined benefit pension plan. In addition to the newly established Retirement Account, these new hires would be eligible for the current provisions of the Savings Fund Plan including matching Company contributions. Effective August 1, 2003, the Plan was amended to allow direct rollovers of distributions from the National Steel Employee Retirement Savings Plan, including plan loans, subject to conditions established by the Plan Administrator. Effective after the close of business on December 26, 2003, the Plan was amended for the international fund options such that requests by Plan participants to transfer money into these funds will be accepted only on the first business day of the month that the Stock Markets are open.

4. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

5. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and although it has no intention of discontinuing it the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, the net value of the assets of the fund shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. ***Investment contracts with Insurance Company*** – Through June 30, 2004, certain deposits to the Group Interest Fund (GIF) were invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. Separate contracts for a portion of invested funds are negotiated periodically, and since the rates of interest and contract length may vary, the effective rate of return at any time will depend primarily on the composite weighted average of all contracts in effect at the time and not on the contract rate or rates for the particular year in which the participant's savings were deposited. Also affecting the rate of return are the amount of receipts, the net effect of investment transfers and the amount of withdrawals, rollovers and loans during the year. Funds from maturing contracts are invested in comingled, Stable Value funds. At December 31, 2004 and 2003, the Plan held at contract value guaranteed investment contracts in the GIF of $386.3 million (and other net assets at fair value of $50.6 million) and $410.1 million (and other net assets at fair value of $9.3 million), respectively. The GIF's average yields for 2004 and 2003 were 4.43 percent and 5.0 percent, respectively. Interest rates on the guaranteed investment contracts ranged from 2.87 percent to 7.02 percent at December 31, 2004 and 2.87 percent to 7.64 percent at December 31, 2003.

9. **Related Party Transactions** – Certain investments of the Plan are common trusts managed by Northern Trust or Fidelity. Northern Trust was the Trustee for nine months in 2004, and Fidelity became the Trustee as of October 1, 2004 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $83,637 and $78,177 for the years ended December 31, 2004 and 2003, respectively.

   One investment fund option available to participants is United States Steel Corporation Common Stock, stock of the Plan Sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 4). Dividends received for 2004 and 2003 were $0.4 million and $0.8 million, respectively. Purchases and sales for 2004 were $64.6 million and $98.1 million, respectively, and purchases and sales for 2003 were $104.0 million and $145.6 million, respectively.

10. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2004 and 2003 (in millions):

Investment Option Accounts	December 31, 2004	December 31, 2003
Investment contract with Prudential Life, #GA 10152-211, matures 1/2/07	$ -	$ 44.6
Fidelity U.S. Equity Index Pool, 3,062,198 shares	114.6	-
S&P 500 Stock Index Fund, 36,922 shares	-	105.2
United States Steel Corporation Common Stock Fund, 1,539,303 and 2,566,128 shares, respectively	78.9	91.7
Fidelity Growth & Income Portfolio, 1,820,329 shares	69.6	-
Marathon Oil Corporation Common Stock Fund, 1,254,421 and 1,462,357 shares, respectively	47.2	49.1
Waddell & Reed Core Investment Fund, 11,264,292 shares	-	58.3

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Investment Option Accounts	Year Ended December 31, 2004	Year Ended December 31, 2003
Fidelity U.S. Equity Index Pool	$ 9,766	$ -
S&P 500 Stock Index Fund	1,561	22,246
United States Steel Corporation Common Stock Fund	31,948	74,061
Waddell & Reed Core Investment Fund	576	8,444
Marathon Oil Corporation Common Stock Fund	6,463	19,229
Legg Mason Value Trust Fund	4,113	5,436
Morgan Stanley Mid-Cap Growth Fund	5,468	3,040
T. Rowe Price Emerging Markets Stock Fund	2,844	-
Capital Guardian Emerging Markets Fund	235	4,103
Bond Index Fund	557	822
International Stock Fund	(108)	3,102
Harbor Capital Appreciation Fund	(266)	1,219
Fidelity Growth & Income Portfolio	3,406	-
Fidelity Real Estate Investment Portfolio	495	-
Fidelity Diversified International Fund	2,043	-
Fidelity Freedom Income Fund	2	-
Fidelity Freedom 2010 Fund	29	-
Fidelity Freedom 2020 Fund	47	-
Fidelity Freedom 2030 Fund	48	-
Fidelity Freedom 2040 Fund	30	-
Subtotal - Investment Options	69,257	141,702
Demutualization of Prudential Insurance Company of America and Principal Mutual Holding Company	-	1,791
Total Investments	$ 69,257	$ 143,493

11. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available per the financial statements at December 31, 2004 and December 31, 2003 to Form 5500 (dollars in thousands):

	2004	2003
Net assets available for benefits per the financial statements	$ 915,727	$ 847,881
Less: Amounts allocated to deemed distributions or benefit payments	1,562	969
Net assets available for benefits per the Form 5500	$ 914,165	$ 846,912

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500 (dollars in thousands):

Benefit payments directly to participants or beneficiaries per the financial statements	$ 112,248
Add: Amounts allocated to deemed distributions at 12/31/04	1,562
Less: Amounts allocated to benefit payments at 12/31/03	969
Benefits and distributions paid to participants per the Form 5500	$ 112,841

Amounts allocated to participants with loans in default are recorded on the Form 5500 for benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2004, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2003, but not paid as of that date.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST #	E. CURRENT VALUE
	CORPORATE STOCKS: COMMON			
	MARATHON OIL CORP	1,254,421		47,178,766.40
	TOTAL			47,178,766.40

Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST #	E. CURRENT VALUE
	LOANS TO PARTICIPANTS: OTHER					
*	LOAN ACCOUNTS	VARIES	VARIES	11,735,752		11,735,752.05
	TOTAL					11,735,752.05

* Party-in-Interest

Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS		#	
*	FIDELITY MANAGED INC PORTFOLIO	35,857,062		35,857,062.38
*	FIDELITY US EQUITY INDEX POOL	3,062,198		114,587,434.60
	TOTAL			150,444,496.98

* Party-in-Interest

\# Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST #	E. CURRENT VALUE
	VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES			
*	COLCHESTER STREET TRUST	14,729,955		14,729,955.19
*	FIDELITY DIVERSIFIED INTL FUND	744,767		21,330,137.51
*	FIDELITY FREEDOM 2010	136,321		1,856,695.14
*	FIDELITY FREEDOM 2020	124,280		1,734,943.94
*	FIDELITY FREEDOM 2030	65,433		921,303.47
*	FIDELITY FREEDOM 2040	95,361		788,635.37
*	FIDELITY FREEDOM INCOME	96,739		1,090,246.97
*	FIDELITY GROWTH & INCOME	1,820,329		69,554,777.66
*	FIDELITY REAL ESTATE INVS	309,030		9,128,751.64
*	FIDELITY US BOND INDEX	1,786,349		19,899,932.33
	LEGG MASON VALUE TRUST	577,534		41,068,448.93
	MAS FUNDS MID CAP GROWTH	1,636,463		34,365,732.28
	TROWE PRICE EMERGING MKTS FUND	1,174,901		22,804,827.01
	TOTAL			239,274,387.44

* Party-in-Interest

\# Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST #	E. CURRENT VALUE
	VALUE OF FUNDS HELD IN INSURANCE COMPANY GENERAL ACCOUNT					
	GE LIFE GS-3471	07/01/05	7.020	5,139,196		5,139,195.83
	GE LIFE GS-3586	01/02/06	5.720	15,998,591		15,998,591.02
	GE LIFE GS-3836	01/02/08	2.970	7,722,131		7,722,130.59
	GE LIFE GS-3853	07/01/08	3.640	5,090,934		5,090,934.48
	HARTFORD LIFE GA-10681-B	07/01/05	4.070	9,880,777		9,880,777.49
	HARTFORD LIFE GA-10681A	01/02/09	3.870	10,384,838		10,384,838.16
	JOHN HANCOCK 15066	07/01/05	6.980	5,198,856		5,198,855.60
	JOHN HANCOCK 15329	01/02/06	4.890	15,001,963		15,001,962.71
	MASS MUTUAL 35072	07/01/05	5.550	10,275,269		10,275,269.22
	MASS MUTUAL 35103	01/04/05	3.760	20,090,702		20,090,702.33
	MET LIFE 28464	01/03/05	4.590	5,366,149		5,366,148.66
	MET LIFE 28601	07/01/05	4.960	15,370,557		15,370,557.17
	MET LIFE 28892	07/02/07	3.140	5,078,108		5,078,108.49
	MONUMENTAL LIFE SV04175Q	01/02/06	5.110	21,019,138		21,019,137.79
	MONUMENTAL LIFE SV04342Q	07/01/05	3.820	10,190,254		10,190,253.62
	NEW YORK LIFE 31402	07/03/06	5.180	15,386,786		15,386,786.29
	NEW YORK LIFE 31477	01/02/08	4.150	9,372,461		9,372,461.23
	NEW YORK LIFE 31777	07/01/08	3.100	30,462,729		30,462,729.41
	PACIFIC LIFE 25925-04	07/03/06	5.170	10,255,243		10,255,242.78
	PRINCIPAL MUTUAL 4-50556-02	01/02/09	3.800	10,379,196		10,379,195.71
	PRINCIPAL MUTUAL 4-50556-1	01/02/09	3.330	15,498,808		15,498,807.78
	PRUDENTIAL LIFE GA 10152-211	01/02/07	3.800	44,624,886		44,624,885.64
	SEC LIFE OF DENVER FA0917	01/02/06	5.790	20,014,052		20,014,052.48
	SEC. LIFE OF DENVER SA-0432	07/03/06	3.500	9,152,703		9,152,703.40
	SUN AMERICA 5112	07/01/09	3.840	15,287,654		15,287,653.51
	TRAVELERS GR-18459	01/02/07	3.670	10,365,976		10,365,975.64
	TRAVELERS GR-18558	01/02/08	2.870	7,714,427		7,714,426.60
	TRAVELERS GR-18672	07/01/09	4.000	5,099,836		5,099,836.22
	TRAVELERS GR-18673	07/02/07	3.180	5,079,095		5,079,095.41
	TRAVELERS GR018258	01/02/07	5.370	15,803,235		15,803,235.31
	TOTAL					386,304,550.57

Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2004

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
			#	
	EMPLOYER-RELATED INVESTMENTS: EMPLOYER SECURITIES			
*	UNITED STATES STL CORP NEW	1,539,303		78,889,261.99
	TOTAL			78,889,261.99

* Party-in-Interest

Participant directed investment

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year
December 31, 2004

Identity of Issue, borrower, lessor or similar party	Description of Investment	Cost of acquisitions	Proceeds of dispositions
CDC Contract #1892-01, CUSIP #999500QL8	Open synthetic GIC contract, rate of 4.25%	$ 11,997,136.27	$ 11,997,136.27
Monumental Contract #MDA00662TR, CUSIP #999500QM6	Open synthetic GIC contract, rate of 3.69%	$ 15,945,237.91	$ 15,945,237.91
State Street Contract #104018, CUSIP #999500QK0	Open synthetic GIC contract, rate of 5.42%	$ 12,068,419.46	$ 12,068,419.46

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2005

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 27, 2005.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Roberta J. Cox

Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-36840 and No. 333-99257) of United States Steel Corporation of our report dated June 23, 2005 relating to the financial statements of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 27, 2005